

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

March 27, 2009

James P. Shanahan
Senior Vice President, Chief Compliance Officer and
    Assistant Secretary
CIT Group Inc.
505 Fifth Avenue
New York, NY 10017

      Re: CIT Group Inc.
             Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
             Filed March 27, 2009
             File No. 001-31369

Dear Mr. Shanahan:

      We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                  Sincerely,

                  Michael Clampitt
                  Senior Attorney

cc: (facsimile only)
     Abigail Arms
     Shearman & Sterling LLP